Issuer Free Writing Prospectus, dated August 19, 2010
Filed Pursuant to Rule 433
Registration No. 333-159065
Baker Hughes Incorporated
Pricing Term Sheet
August 19, 2010
5.125% Senior Notes due 2040

Issuer:	Baker Hughes Incorporated
Expected Ratings:	Moody’s: A2 (stable outlook)
S&P: A (stable outlook)
Format:	SEC Registered
Ranking:	Senior Notes
Trade Date:	August 19, 2010
Settlement Date:	T+3; August 24, 2010
Title:	5.125% Senior Notes due 2040
Size:	US $1,500,000,000
Maturity:	September 15, 2040
Interest Payment Dates:	March 15th and September 15th
First Payment Date:	March 15, 2011
Coupon:	5.125%
Price to Public:	99.570%
Net Proceeds (before expenses):	$1,480,425,000
Benchmark Treasury:	4.375% due May 15, 2040
Benchmark Treasury Price:	113-00+
Benchmark Treasury Yield:	3.653%
Spread to Benchmark Treasury:	T+150 basis points
Yield to Maturity:	5.153%
Make-Whole Call:	T+25 basis points
CUSIP:	057224AZ0
Bookrunners:	J.P. Morgan Securities Inc., Barclays Capital Inc., RBS Securities Inc. and UBS Securities LLC
Senior Co-Managers:	Banc of America Securities LLC, Citigroup Global Markets Inc., Mitsubishi UFJ Securities (USA), Inc., Goldman, Sachs & Co., HSBC Securities (USA) Inc., U.S. Bancorp Investments, Inc., Wells Fargo Securities, LLC
Co-Managers:	BBVA Securities Inc., Credit Agricole Securities (USA) Inc., DnB NOR Markets, Inc., Standard Chartered Bank, Deutsche Bank Securities Inc., Commerz Markets LLC, RBC Capital Markets Corporation
Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities Inc. collect at 1-212-834-4533, Barclays Capital Inc. toll free at 1-888-603-5847, RBS Securities Inc. toll free at 1-866-884-2071 or UBS Securities LLC toll free at 1-877-827-6444, ext. 561 3884.